May 25, 2011

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention: Susann Reilly

Dear Sirs/Mesdames:

Re: Letter dated May 18, 2011 from the Securities and Exchange Commission (the “Commission”) relating to the Mercer International Inc. (the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2010

In connection with the above-referenced letter and the Company’s responses thereto set forth in a letter dated May 25, 2011 from the Company’s counsel, Sangra Moller LLP, enclosed herewith, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

MERCER INTERNATIONAL INC.

By: /s/ Richard Short

Richard Short

Controller

MERCER INTERNATIONAL INC.
SUITE 2840, PO Box 11576 – 650 WEST GEORGIA STREET, VANCOUVER, BC V6B 4N8 T: (604) 684-1099 F: (604) 684-1094